PROXY MEMORANDUM

To:	Motorola Solutions Shareholders
Subject:	2019 Proxy Statement – Item No. 4: Shareholder Proposal Regarding Nomination of Board Member with Human Rights Expertise
Date:	April 18, 2019
Contact:	N. Kurt Barnes, The Episcopal Church, kbarnes@episcopalchurch.org,

Rev. Brian Grieves, The Episcopal Church, grievesbrian@gmail.com and

Pat Zerega, Mercy Investment Services, pzerega@mercyinvestments.org

The Episcopal Church (TEC) filed Proxy Item No. 4, Independent Director with Human Rights Expertise. The proposal will be voted on at the May 13, 2019, Annual Meeting of Motorola Solutions, Inc. (MSI).

Resolved

Shareholders request that, as elected board directors’ terms of office expire, the Motorola Solutions Board Nominating Committee nominate for Board election at least one candidate who: has a high level of human rights expertise and experience in human rights matters relevant to Company production and supply chain, related risks, and is widely recognized in business and human rights communities as such, as reasonably determined by the Board, and will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the Board, as an independent director.

The filers believe the nomination of a Board candidate with human rights expertise and experience is in investors’ long-term best interests. This memorandum summarizes the rationale for Proxy Item No. 4 and how MSI’s current Board composition, as well as its policies and procedures, do not meet the proposal request.

There is a growing demand for companies to proactively assess and address the heightened risks associated with business activities in countries with significant human rights challenges.

“Human rights” is now the second leading environmental, social, and governance (ESG) criteria among institutional investors, immediately preceded by “confict risk,” according to The Forum for Sustainable and Responsible Investment’s 2018 Report on US Sustainable, Responsible and Impact Investing Trends.1 Likewise, companies are increasingly going beyond the development of general human rights policies to assess specific human rights risks, especially in areas where violations are the most severe and widespread. In 2018, and in Myanmar alone, multinational companies as diverse as Facebook, Nestlé, ENI, and Kirin Group commissioned human rights impact assessments (HRIAs), prompted by violence carried out against the Rohingya minority. Relatedly, in 2009 MSI competitor Ericsson began conducting HRIAs, starting in Sudan and then in Myanmar, Iran, and other countries with human rights challenges.2

According to the global audit, tax, and advisory services firm, KPMG International, this trend is in response to companies’ evolving definition of human rights risk exposure, which is spurred by four key drivers: 1) regulations and standards – including regulatory pressure and pressure to conform to international guidelines and standards (e.g., UN Guiding Principles on Business and Human Rights); 2) reputation and relationships (between companies and media & NGOs, customers, labor unions, employees and suppliers); 3) investor and lendor scrutiny; and, 4) company purpose.3 In particular, companies are taking note of the increasing number of legal actions against businesses over human rights issues, with the Business and Human Rights Resource Center currently listing more than 160 lawsuits.4

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The Company’s Statement in Opposition notes: “With respect to human rights matters, the Company already has in place a comprehensive set of policies and procedures that address human rights in our business.” Indeed, as it relates to the specific issue of “conflict minerals,” the Company’s Supplier Code of Conduct requires suppliers to “establish policies, due diligence frameworks, and management systems, consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.”5 However, as MSI’s global footprint has expanded, there are additional materials, issues, countries, and territories that require similar human rights-issue specific responses by the Company.

MSI’s significant growth, including in countries with significant human rights challenges, necessitates a Board that is equipped to assess and mitigate the human rights risks specific to these emerging markets.

A global leader in the information and communication technology (ICT) industry, MSI has 16,000 employees in 60 countries and over 100,000 customers in over 100 countries. However, as MSI’s global portfolio has expanded, so has the company’s exposure to heightened risks in countries experiencing different human rights challenges, including but not limited to the Kingdom of Saudi Arabia (KSA) and the Occupied Palestinian Territory (OPT).

MSI is currently contracted with Bravo, the critical communications arm of Saudi Telecom Company (STC) to build a “nationwide public safety network … across the Kingdom … [and] provide critical unified communications between the different public safety and government agencies.”6 The widespread and documented practice of KSA’s government, security services, and government-owned entities using its ICT infrastructure to monitor and detain activists, journalists (including murdered Washington Post journalist Jamal Kashoggi), lawyers, and other dissidents7 led Freedom House to place the country on its “Worst of the Worst” list.8 Accordingly, Motorola Solutions faces heightened risks of being exposed to human rights violations through its contract with Bravo.

Since 2005, Motorola Solutions Israel has been providing the Israeli Ministry of Defense with the MotoEagle Wide Area Surveillance System through a $93 million contract. The system is used for surveillance of Israeli settlements (in the occupied West Bank) and separation wall, 85 percent of which runs through the West Bank. Motorola Systems Israel also provides Israeli settlements with communication, radio, and automatic irrigation systems. Israeli settlements are illegal under international humanitarian law9 and human rights violations by Israeli settlers and settlement security services – including those contracted with Motorola Solutions Israel contracts – are well-documented.10 These contracts with the Israeli Ministry of Defense and settlements expose Motorola Solutions to a heightened level of human rights risks.

The Company’s Statement in Opposition notes that the “set of [Board] skills must also be dynamic, and capable of adapting to shifting trends within the industry and corporate environment.” The filer affirms that based on the evolving legal, regulatory, corporate, and investment environment described above, a Board member with acknowledged human rights expertise could enable the Board to address more effectively the increasing number of human rights issues and risks inherent in its expanding global portfolio. Such a Board member could be instrumental in helping the company integrate human rights throughout company operations as practiced by peers and industry leaders (e.g., refining existing policies to cover the full range of salient human rights issues, coordinating HRIAs as dictated by circumstances).

Vote “FOR” on this Shareholder Proposal regarding the Company’s Board Candidates with Human Rights Expertise.

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THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 US SIF Foundation, Report on US Sustainable, Responsible and Impact Investing Trends, October 31, 2018, https://www.ussif.org/trends (accessed on April 1, 2019)

2 Ericsson, “Human rights impact assessments,” https://www.ericsson.com/en/about-us/sustainability-and-corporate-responsibility/responsible-business/human-rights (accessed on April 1, 2019)

3 KPMG International, Addressing Human Rights in Business: Executive Insights, December 2016, https://assets.kpmg/content/dam/kpmg/xx/pdf/2016/11/addressing-human-rights-in-business.pdf (accessed on April 1, 2019)

4 Business & Human Rights Resource Centre, “Latest Legal News,” https://www.business-humanrights.org/en/corporate-legal-accountability/latest-legal-news (accesssed on April 1, 2019)

5 Motorola Solutions, “Supplier Code of Conduct,” https://www.motorolasolutions.com/en_us/about/company-overview/corporate-responsibility/governance-and-policies/supplier-code-conduct.html (accessed on April 1, 2019)

6 Motorola Solutions, “Bravo Expands Strategic Partnership with Motorola Solutions to Unify Communications and Enhance Public Safety in Saudi Arabia,” November 8, 2016, https://newsroom.motorolasolutions.com/news/bravo-expands-strategic-partnership-with-motorola-solutions-to-unify-communications-and-enhance-public-safety-in-saudi-arabia.htm (accessed on April 1, 2019)

7 U.S. Department of State, Saudi Arabia 2017 Human Rights Report, 2017, https://www.state.gov/documents/organization/277507.pdf (accessed on April 1, 2019)

8 Freedom House, “Freedom on the Net 2018,” 2018, https://freedomhouse.org/report/freedom-net/2018/saudi-arabia (accessed on April 1, 2019)

9 International Committee of the Red Cross, “What does the law say about the establishment of settlements in occupied territory?” May 10, 2010, https://www.icrc.org/en/doc/resources/documents/faq/occupation-faq-051010.htm (accessed on April 1, 2019)

10 United Nations Office for the Coordination of Humanitarian Affairs, “Increase in settler violence during the first four months of 2018,” June 5, 2018, https://www.ochaopt.org/content/increase-settler-violence-during-first-four-months-2018 (accessed on April 1, 2019)

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